SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02048555

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
JUL - 9 2002
WASH. D.C. 154

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: July 8, 2002

By: Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY

NORFOLK SOUTHERN

FOR IMMEDIATE RELEASE
July 2, 2002

CANADIAN PACIFIC RAILWAY AND NORFOLK SOUTHERN STREAMLINE OPERATIONS IN NORTHEAST U.S.

CALGARY, AB and NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) and Canadian Pacific Railway (NYSE/TSE: CP) today announced that CPR has granted Norfolk Southern Railway Company (NS) trackage rights between Sunbury, Pennsylvania and Mechanicville, New York. The granting of trackage rights is part of a continuing joint effort by both companies to improve freight service to upstate New York, northern Pennsylvania and New England.

"This agreement is part of our mission to build strong strategic partnerships with North American railways that deliver value to customers and shareholders alike," said Fred Green, CPR's Senior Vice President of Marketing & Sales. "The agreement is in line with CPR's strategy to maximize the value of its network in the Northeastern U.S. by creating additional traffic density on our Delaware & Hudson (D&H) lines, which will aid in improving the financial performance of the D&H substantially."

"This agreement further improves our competitive routes between New England and the Midwest and Southeast," said Jim McClellan, Norfolk Southern's senior vice president Strategic Planning. "We also gain a new, direct and efficient route between central New York state and points south."

To accommodate the increase in traffic, a new passing siding will be constructed on CPR's D&H line at Clarks Summit, Pa. CPR, NS and the Commonwealth of Pennsylvania will jointly fund the $2 million project. Additionally, the new agreement modifies existing trackage and haulage agreements.

The agreement expands on the successful partnership between NS and CPR in the Northeast. In 1998, NS and CPR completed a $12 million upgrade of the Sunbury Line between Sunbury and Scranton. In 2001, CPR and NS introduced a new intermodal service between the Port of New York/New Jersey, Montreal and Toronto.

(more)

Canadian Pacific Railway is North America's first transcontinental railway, and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, as well as the U.S. Midwest and Northeast regions, and links North America with Europe and the Pacific Rim. Alliances with other carriers extend CPR's market reach beyond its own network in the U.S., and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Norfolk Southern Corporation is a Virginia-based holding company with headquarters in Norfolk. It owns a major freight railroad, Norfolk Southern Railway Company, which operates approximately 21,500 route miles in 22 states, the District of Columbia and the province of Ontario. For more information, visit Norfolk Southern's website at www.nscorp.com.

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MEDIA CONTACTS:

Canadian Pacific: Denyse Nepveu, Montreal, (514) 395-7591.
Darcie Park, Calgary, (403) 319-3686

Norfolk Southern: Rudy Husband, Philadelphia, (610) 567-3377.